EXHIBIT 99.2
STOCKHOLDERS VOTING AGREEMENT
     AGREEMENT made this 9th day of March 2006 by and among Sardar Biglari, Jonathan Dash, Shawn Sedaghat and Titus Greene (collectively, the “Stockholders”).
     WHEREAS, the Stockholders are the owners in the aggregate of approximately 43.0% of the issued and outstanding shares of common stock, $0.01 par value per share (the “Common Stock”) of Western Sizzlin Corporation (the “Company”);
     WHEREAS, the Stockholders deem it to be in the best interests of the Company and its stockholders to remove all of the current directors of the Company except for those Stockholders who currently serve as directors of the Company, to reduce the size of the board of directors of the Company, and to elect new directors of the Company to fill the created vacancies; and
     WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to vote their shares of Common Stock in the manner and for the purposes specified herein.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:
     1. Voting Agreement. Each of the Stockholders hereby agrees to vote all of the Common Stock of which such Stockholder is record owner or with respect to which such Stockholder holds voting control, or in the case of Common Stock held in “street name” to cause all of such Common Stock of which such Stockholder is beneficial owner or with respect to which such Stockholder holds voting control, in favor of and in order to:
(a) remove all of the current directors of the Company except for such of those persons selected pursuant to subparagraph (c) of this paragraph 1 as may be serving as directors of the Company at the time of such vote;

(b) amend Section 3.02 of the Amended Bylaws of the Company to set the number of directors of the Company at such number as a majority of the Stockholders shall agree, such majority to be determined based upon the number of shares of Common Stock held by the respective Stockholders as set forth on Schedule A hereto relative to the aggregate number of shares of Common Stock held by all of such Stockholders as set forth on Schedule A hereto;

(c) elect as directors of the Company such persons as a majority of the Stockholders shall agree among themselves to elect, such majority to be determined based upon the number of shares of Common Stock held by the respective Stockholders as set forth on Schedule A hereto relative to the aggregate number of shares of Common Stock held by all of such Stockholders as set forth on Schedule A hereto;

(d) continue to vote for the persons elected as directors in accordance with this Agreement or any successor directors designated in accordance with subparagraph (e) of this paragraph 1, as directors of the Company from the date hereof until the day immediately preceding the annual meeting of the stockholders of the Company in 2007;

(e) in the event any of the persons described in subparagraph (c) of this paragraph 1 cannot or will not serve as a director or ceases serving as a director of the Company for any reason whatsoever, elect as a director of the Company such person(s) as a majority of the Stockholders shall agree among themselves to elect, such majority to be determined based upon the number of shares of Common Stock held by the Stockholders relative to the aggregate number of shares of Common Stock held by all of the Stockholders;
     2. Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another entity issued to the Company’s stockholders pursuant to a plan of merger) are issued with respect to, or in exchange for, any of the shares of the Common Stock held by the Stockholders by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Common Stock for purposes of this Agreement.
     3. Representations of Stockholders. Each Stockholder hereby represents and warrants to each of the other Stockholders that:
(a) he owns and has the right to vote or cause to be voted, or holds voting control and has the right to vote or cause to be voted, the number of shares of Common Stock set forth opposite his name on Schedule A attached hereto;

(b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one that has expired or terminated prior to the date hereof; and

(c) he will not take any action inconsistent with the purposes and provisions of this Agreement.
     4. Enforceability; Validity. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.
     5. Expenses. The Stockholders agree to share all expenses incurred to achieve the objectives set forth herein (including but not limited to the fees and disbursements of legal counsel), including without limitation expenses incurred to conduct a proxy contest. The Stockholders shall share such expenses based upon the number of shares of Common Stock of each Stockholder set forth opposite such Stockholder’s name on Schedule A hereto relative to the aggregate number of shares of Common Stock set forth on Schedule A hereto. In the event that any Stockholder pays on behalf of another Stockholder any expenses subject to the expense sharing agreement of this paragraph 6, such Stockholder on whose behalf such expenses were paid shall immediately reimburse the paying Stockholder upon demand of the paying Stockholder.

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6. General Provisions.
(a) All of the covenants and agreements contained in this Agreement shall be binding upon, and enure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

(b) This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c) This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d) This Agreement shall remain in effect until the day immediately preceding the 2007 annual meeting of the stockholders of the Company, unless sooner terminated in writing by Stockholders owning, or holding voting control with respect to, 66-2/3% of the Common Stock subject to this Agreement.

(e) If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(f) No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

(g) Whenever the context of this Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.
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     IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of the date first above written.

/s/ Sardar Biglari

Sardar Biglari

/s/ Jonathan Dash

Jonathan Dash

/s/ Shawn Sedaghat

Shawn Sedaghat

/s/ Titus W. Greene

Titus W. Greene

SCHEDULE A

Number of shares of Common Stock
owned of record or beneficially,
or with respect to which such
Name	Stockholder holds voting control
Sardar Biglari	1,904,310 *
Jonathan Dash.	574,503
Shawn Sedaghat	1,699,214
Titus Greene	976,500 *

Total	5,154,527
*Includes vested options to acquire shares of Common Stock.
Schedule A